P.E. 2/11/02

02013860

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2002

CANADIAN PACIFIC RAILWAY LIMITED
(translation of Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962, Form S-8 No. 333-13846, and Form S-3 No. 2-98605.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: February 7, 2002	By:	Signed:	Robert V. Horte
		Name:	Robert V. Horte
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY

News

Release: Immediate, February 7, 2002

Canadian Pacific Railway President to Address Global Transportation Conference

CALGARY – Robert Ritchie, President and Chief Executive Officer of Canadian Pacific Railway (TSE/NYSE: CP) will address Deutsche Banc Alex. Brown's 2002 Global Transportation Conference in Naples, Florida, at 9:35 a.m. ET on Wednesday, February 13, 2002. Mr. Ritchie will present CPR's performance, strategy and outlook.

There will be a live audio webcast of Mr. Ritchie's presentation. The webcast and presentation material will be available on Deutsche Banc Alex. Brown's website at www.db.com/conferences. The presentation material will also be available on CPR's website at www.cpr.ca under Invest in CPR.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centers of Mexico. For more information, visit CPR's Website at www.cpr.ca.

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Contacts:
Media:
Len Cocolicchio, (403) 319-7591, len_cocolicchio@cpr.ca;

Investment Community: Paul Bell, Vice-President,
Investor Relations, (403) 319-3591, investor@cpr.ca